# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 5, 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### VirtualArmour International, Inc.

### File No. 024-10752 - CF#35463

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VirtualArmour International, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on October 10, 2017.

Based on representations by VirtualArmour International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 6.3 | through December 31, 2020 |
| Exhibit 6.4.1 | through November 19, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary